Exhibit 12.1
Ameren Corporation
Computation of Ratio of Earnings to Fixed Charges
(Millions of Dollars, Except Ratio)

Six Months Ended June 30,
2018
Earnings available for fixed charges, as defined:
Net income attributable to Ameren Corporation	$390
Loss from equity investee	1
Tax expense based on income	116
Fixed charges excluding subsidiary preferred stock dividends tax adjustment	216
Earnings available for fixed charges, as defined	$723
Fixed charges, as defined:
Interest expense on short-term and long-term debt	$201
Estimated interest cost within rental expense	1
Amortization of net debt premium, discount, and expenses	11
Subsidiary preferred stock dividends	3
Adjust subsidiary preferred stock dividends to pretax basis	1
Total fixed charges, as defined	$217
Consolidated ratio of earnings to fixed charges	3.3